LaDawn Naegle Direct: 202-508-6046 Fax: 202-220-7346 ladawn.naegle@bryancave.com

October 14, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:
HearUSA, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010
Form 10-Q for the Quarterly Period Ended June 26, 2010
Filed August 10, 2010
File No. 001-116655

Dear Mr. Owings:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the follow-on comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated October 5, 2010, with respect to the above referenced Form 10-K, Proxy Statement and Form 10-Q.  We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 7.  Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 20

Liquidity and Capital Resources, page 23

1.
We note your response to comment 1 in our letter dated September 17, 2010, that you adequately disclosed your cash position and known uncertainty of managed care contracts. However, we note the disclosure in Note 7 on page 48 that your credit agreement with Siemens includes a revolving credit facility of $50 million that bears interest at 9.5%. Moreover, the credit agreement requires that the company reduce the principal balance by making annual payments in an amount equal to 20% of excess cash flow and by paying Siemens 50% of the proceeds of any net asset sales, and 25% of proceeds from any equity offerings the Company may complete. Although the Company did not have any excess cash flow in fiscal 2009 or 2008, the discussion of liquidity should adequately describe the sources of short-term and long-term funding and circumstances that are reasonably likely to impact those sources of liquidity. Therefore, we believe that you should expand your liquidity and capital resources disclosure in future filings to include a discussion in relation to your credit facility.

H. Christopher Owings October 14, 2010 Page 2

In the 2009 Form 10-K, the Company streamlined its prior disclosure on this point in response to comments from the Board of Directors that the section seemed repetitive of disclosures elsewhere in the Form 10-K.  The Company will return to the more fulsome disclosure in Liquidity and Capital Resources as previously provided (for example in the 2008 Form 10-K on page 28) in order to provide a complete discussion of liquidity in relation to the Siemens credit facility (and related agreements).  A future filing would include, in addition to the disclosures provided referenced in our prior response letter, the following disclosure as of the end of the second quarter of 2010:

“LIQUIDITY AND CAPITAL RESOURCES

Siemens Transaction

The Company has entered into credit, supply, investor rights and security agreements with Siemens Hearing Instruments, Inc. (“Siemens”).  The term of the current agreements extends to February 2015.

Pursuant to these agreements, Siemens has extended to the Company a $50 million credit facility and the Company has agreed to purchase at least 90% of its hearing aid purchases from Siemens and its affiliates. If the 90% minimum purchase requirement is met, the Company earns rebates which are then used to liquidate principal and interest payments due under the credit agreement.

Credit Agreement

The credit agreement includes a revolving credit facility of $50 million that bears interest at 9.5%, matures in February 2015 and is secured by substantially all of the Company’s assets. Amounts available to be borrowed under the credit facility are to be used solely for acquisitions unless otherwise approved by Siemens.  Borrowings under the credit facility are accessed through Tranche B and Tranche C.  Borrowing for acquisitions under Tranche B is generally based upon a formula equal to 1/3 of 70% of the acquisition target’s trailing 12 months revenues, and any amount greater than that may be borrowed under Tranche C with Siemens’ approval. Principal borrowed under Tranche B was repaid quarterly at a rate of $65 per Siemens unit purchased by the acquired businesses through September 2009.  In October 2009, the parties agreed to reduce the rebate to a rate of $50 per Siemens’ unit purchased by the acquired businesses in exchange for more favorable pricing. Principal borrowed under Tranche C is repaid at $500,000 per quarter plus accrued interest. The required quarterly principal and interest payments on Tranches B and C are forgiven by Siemens through rebate credits of similar amounts as long as 90% of hearing aid units purchased by the Company are from Siemens.  Amounts not forgiven through rebate credits are payable in cash each quarter.  The Company has met the minimum purchase requirements of the arrangement since inception of the arrangement with Siemens.

H. Christopher Owings October 14, 2010 Page 3

The credit agreement requires that the Company reduce the principal balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as defined in the credit agreement), and by paying Siemens 50% of the proceeds of any net asset sales (as defined) and 25% of proceeds from any equity offerings the Company may complete. The Company did not have any Excess Cash Flow (as defined) in the first six months of 2010 or fiscal 2009.  In 2009 the Company paid Siemens approximately $8.1 million of the proceeds received from the sale of the Company’s Canadian operations in 2009.

The credit facility also imposes certain financial and other covenants on the Company which are customary for loans of this size and nature, including restrictions on the conduct of the Company’s business, the incurrence of indebtedness, merger or sale of assets, the modification of material agreements, changes in capital structure and making certain payments.  If the Company cannot maintain compliance with the covenants, Siemens may terminate future funding under the credit agreement and declare all then outstanding amounts under the agreement immediately due and payable.  At June 26, 2010 the Company was in compliance with the Siemens loan covenants.

Supply Agreement

The supply agreement extends to February 2015 and requires the Company to purchase at least 90% of its hearing aid purchases from Siemens and its affiliates.   The 90% requirement is computed on a cumulative four consecutive quarters. The Company has met the minimum purchase requirements of the supply agreement since inception of the arrangement with Siemens.  Approximately $44.0 million has been rebated since the Company entered into this arrangement in December 2001.

Additional quarterly volume rebates of $156,250, $312,500 or $468,750 can be earned by meeting certain quarterly volume tests. These rebates reduce the principal and interest due on the credit facility. Additional volume rebates of $312,500 were recorded in each of the first two quarters of 2010 and 2009.

All rebates earned are accounted for as a reduction of cost of products sold.

H. Christopher Owings October 14, 2010 Page 4

The following table summarizes the rebate structure:

	Calculation of Pro forma Rebates to HearUSA when at least 90% of Units Purchased are from Siemens (1)
	Quarterly Siemens Unit Sales Compared to Prior Years' Comparable Quarters

	90% but < 95%	95% to 100%	> 100% < 125%	125% and >
Acquisition rebate (2)	$50/ unit	$50/ unit	$50/ unit	$50/ unit
	Plus	Plus	Plus	Plus
Notes payable rebate	$500,000	$500,000	$500,000	$500,000
Additional volume rebate	-	156,250	312,500	468,750
Interest forgiveness rebate (3)	1,187,500	1,187,500	1,187,500	1,187,500
	$1,687,500	$1,843,750	$2,000,000	$2,156,250

(1) Calculated using trailing twelve month units purchased by the Company
(2) Siemens units purchased from acquired businesses ($65 per unit through September 2009 and $50 per unit thereafter)
(3) Assuming the $50 million of the line of credit is fully utilized

The supply agreement may be terminated by either party upon a material breach of the agreement by the other party.  In addition, HearUSA may terminate the supply agreement in the event Siemens acquires a business which is directly competitive to the business of the Company.  Termination of the supply agreement or a material breach of the supply agreement may be deemed to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable.  Termination of the supply agreement could have a material adverse effect on the Company’s financial condition and continued operations.

Investor Rights Agreement

Pursuant to the investor rights agreement, the Company granted Siemens:

•
 Resale registration rights covering the 6.4 million shares of common stock acquired by Siemens on December 23, 2008 under the Siemens Purchase Agreement. The Company completed the registration of these shares for resale in the second quarter of 2009.

•	Certain rights of first refusal in the event the Company chooses to issue equity or if there is a change of control transaction involving a person in the hearing aid industry.

•	The rights to have a representative of Siemens’ attend meetings of the Board of Directors of the Company as a nonvoting observer.

H. Christopher Owings October 14, 2010 Page 5

A willful breach of the Company’s resale registration obligations under the investor rights agreement may be deemed to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable.”

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Proposal No. 1 Election of Directors, page 3

2.
We note your response to comment 6 of our September 17, 2010 letter, and reissue our comment. Please provide us with proposed revisions to your disclosure that address the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Sec Item 401(e) of Regulation S-K, and refer to Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corplin/guidance/reg$-kinterp.htm.

The Company will expand its disclosure in its proxy statement for the 2011 annual meeting of stockholders to provide specific information for each director nominee.  The following is the Company’s proposed revision, to replace the chart and biographies appearing on pages 3-5 of the 2010 proxy statement, based on the information for the 2010 proxy statement:

“Director Nominee Qualifications

The following provides information as of April 15, 2010 about why the Nominating Committee recommended and the Board of Directors nominated each of the below named nominees for re-election to the Company’s Board of Directors.  Each director nominee has been previously elected to the Board of Directors by the stockholders and has served continuously since appointment or election.

Thomas W. Archibald  has served on the Board of Directors since 1993.  He brings to the Board of Directors decades of executive-level experience with The Bank of New York and previously with Irving Trust Company (before it merged with The Bank of New York in 1988).  He retired from The Bank of New York in 1995 where he served as Executive Vice President of the Personal Trust Sector and Private Banking.  He is 71.  His experience in the banking and securities industries provides the Board with not only management experience and expertise but also knowledge of the banking and securities industries.  His education is from the London School of Economics and Denison University (B.A., economics) and Ohio State University (J.D.).  His background has been particularly well suited for the Compensation Committee of the Board of Directors, which he chairs.  The Nominating Committee has recommended and the Board has nominated Mr. Archibald for reelection to the Board because of these attributes and expertise and his depth of experience with the Company over the 17 years he has served the Company.

Bruce N. Bagni  joined the Board of Directors in 2005 shortly after his retirement from Blue Cross Blue Shield of Florida at the end of 2004 where he was Senior Vice President for Public Affairs, General Counsel and Corporate Secretary.  He was originally appointed to the Company’s Board of Directors by the Board to fill a vacancy created when the Board was expanded from six to seven members, primarily to increase the number of independent members of the Board and expand available Board expertise.  Mr. Bagni was selected to fill that vacancy because of his experience in the health and insurance industries, two industries in which the Company functions as a provider of hearing health care, and because of his independence.  Mr. Bagni had been a member of the Office of the CEO at Blue Cross Blue Shield of Florida, which office developed corporate strategy and provided overall management and leadership for that organization.  This experience and Mr. Bagni’s prior experience at UNUM Life Insurance Company where he was employed from 1986 to 1992 when he joined Blue Cross Blue Shield, has been valuable to the Company since Mr. Bagni joined the Board and the Company believes that this insurance industry experience will continue to benefit the Company.  In addition, Mr. Bagni holds a B.A. from the University of Southern California, a J.D. from Indiana University (Indianapolis) and a Master of Law degree from Columbia University.  He is 65.

H. Christopher Owings October 14, 2010 Page 6

Paul A. Brown, M.D. is the founder of the Company and has served on the Board since the Company’s inception in 1986.  He holds an A.B. from Harvard College and an M.D. from Tufts University School of Medicine.  His medical training and previous experience as founder, Chairman and Chief Executive Officer of MetPath Inc., continue to provide the Board with a unique perspective on the Company’s business, the precepts of its founding and the Company’s commitment to patient care and the medical model of hearing care.  Dr. Brown was Chairman of the Board of the Company until February of 2008 when he retired and was named Chairman Emeritus.  He served as Chief Executive Officer from 1986 until July 2002.  Dr. Brown, now age 72, has remained very active in education, the community and business.  The Nominating Committee and the Board of Directors believe that this experience will continue to benefit the Company.  Dr. Brown was formerly Chairman of the Board of Overseers of Tufts University School of Medicine, an Emeritus member of the Board of Trustees of Tufts University, a past member of the Visiting Committee of Boston University School of Medicine and currently is a part-time lecturer in pathology and member of the visiting Community at Columbia University College of Physicians and Surgeons.

Joseph L. Gitterman, III is currently the manager of the EIP Group, an investing, trading and consulting firm that he founded in 1994.  Until 1994, he was a Senior Managing Director of LaBranche & Co.  He was a member of the New York Stock Exchange for over thirty years and was appointed a Governor in 1986.  At the New York Stock Exchange, Mr. Gitterman served on more than 14 committees, serving as chairman of many of them.  Mr. Gitterman has served on the Company’s Board of Directors since 1997 and is now 74.  His vast prior and current experience in the financial industry brings a capital markets perspective and expertise to the Board of Directors.  The Nominating Committee and Board of Directors believe that this, combined with his leadership skills and attributes gained over decades in business, suits him well to provide perspective and leadership to the Company.

Stephen J. Hansbrough is currently serving as the Company’s Chief Executive Officer and Chairman of the Board.  He is 63.  He has been with the Company since December of 1993.  Before joining the Company, Mr. Hansbrough was Chairman and Chief Executive Officer of Dart Drug Stores, a position he held after serving as the Senior Vice President of Dart Drug Corporation, where he was instrumental in starting its affiliated group of companies (Crown Books and Trak Auto).  These companies, along with Dart Drug Stores, had over 400 retail locations and generated approximately $550 million in annual revenues with over 3,000 employees.  Mr. Hansbrough brings this extensive retail experience to the Company and provides this unique perspective to the work of the Board of Directors.

H. Christopher Owings October 14, 2010 Page 7

Michel Labadie has served on the Board of Directors since 2002 when the Company acquired Helix Hearing Care of America Corp.  Mr. Labadie was a director of Helix Hearing Care of America Corp.  Since 1992, Mr. Labadie has been President and Chief Executive Officer of Les pros de la Photo (Quebec) Inc., the largest photo finishing company in Canada.  Previously, he worked as the head of the Venture Capital, Portfolio Management and Mergers and Acquisition Departments of a major financial institution.  This extensive business experience has been particularly valuable to the Company generally and specifically in connection with the integration of the Canadian operations of Helix into HearUSA and later in connection with the Company’s acquisition program.  The Board believes his business experience will continue to benefit the Company through Mr. Labadie’s continued service on the Board of Directors.  Mr. Labadie is 56.

David J. McLachlan served as Executive Vice President and Chief Financial Officer of Genzyme Corporation, a biotechnology company, from 1989 to 1999 and then senior advisor to Genzyme’s chairman and chief executive officer until June of 2004.  Since that time he has served on other public company boards of directors and is currently serving on the board of Dyax Corp., a biotechnology company, and Skyworks Solutions, Inc., a manufacturer of analog, mixed signal and digital semiconductors for mobile communications.  He is a graduate of Harvard Business School and Harvard College and is 71.  His public company experience, especially as the chief financial officer of Genzyme, brings public company perspective and financial reporting expertise to the Board.  He has served on the Board since the Company was founded in 1986 and therefore has over two decades of experience with the Company, which the Nominating Committee and Board of Directors believes to be valuable on an ongoing basis to the Company.   Mr. McLachlan currently serves as the Company’s Lead Independent Director.

Ozarslan A. Tangun is the newest member of the Board of Directors.  He was appointed by the Board to fill a vacancy created for his service in October 2009.  Mr. Tangun is the founder and managing member of Patara Capital Management, LP, an investment partnership founded in April 2006.  Patara Capital is a stockholder of the Company who suggested Mr. Tangun to the Company’s Board of Directors as a director nominee.  Prior to establishing Patara Capital, Mr. Tangun was employed by Southwest Securities, a full service brokerage firm based in Texas, from 1995 to 2006.  During this time, Mr. Tangun held the position of Director of Research for over six years.  He also held the positions of Senior Vice President and Associate Director of Research. His depth of current experience and expertise in the securities industry brings the Board of Directors a fresh securities industry perspective and, with his company’s investment in HearUSA, an investor perspective.  Mr. Tangun, age 38, currently serves on the board of directors of XETA Technologies, Inc., a Nasdaq communications solution company servicing Fortune 1000 companies.  Mr. Tangun is a graduate of the University of Iowa (MBA).  He is a CFA charter holder.

H. Christopher Owings October 14, 2010 Page 8

Stephen W. Webster is currently the Senior Vice President of Finance and Chief Financial Officer of Adolor Corporation, a biopharmaceutical company dedicated to the discovery, development and commercialization of novel prescription pain management products.  Mr. Webster, age 49, has over twenty years of healthcare industry related experience.  Before assuming his position at Adolor in June 2008, Mr. Webster served as Managing Director of Healthcare Investment Banking at Broadpoint Capital (formerly First Albany Capital).  Previously, from 2000 to 2006, Mr. Webster was co-founder, President and Chief Executive Officer of Neuronyx, Inc., a privately held biotechnology company.  Mr. Webster also spent over 13 years at PaineWebber Incorporated, including as director, investment banking division, health care group.  It was Mr. Webster’s healthcare experience and his public company, particularly chief financial officer, experience which the Board believed was important when it invited Mr. Webster to join the Board of Directors in 2008.  The Board was interested in expanding the board to include more independent directors and to gain greater financial expertise in connection, in particular, with its Audit Committee work.  The Nominating Committee and the Board of Directors believes that Mr. Webster will continue to make valuable contributions to the Board and in particular to the Audit Committee, a committee he currently chairs.  Mr. Webster earned his MBA in Finance from The Wharton School and his AB in Economics cum laude from Dartmouth College.”

3.
In response to comment 7 of our September 17, 2010 letter you state that you will expand your disclosure in your 2011 proxy statement to further address the requirements of Item 407(h). Please provide us with your proposed revisions based upon your 2010 proxy statement disclosure. In addition to discussing the Lead Independent Director's relationship to the combined Chairman/CEO role, please ensure that you also address why you have determined that Mr. Hansbrough serving as President, Chief Executive Officer and Chairman is appropriate given your specific characteristics and circumstances. See Item 407(h) of Regulation S-K.

The following is the Company’s proposed revision to further address the requirements of Item 407(h) based on the 2010 proxy statement disclosure (replacing the second full paragraph on page 6 under the heading “Risk Management and Oversight Process”):

“The Company’s corporate governance guidelines provide for regular executive sessions of the independent directors, without management present.  These sessions are led by the Lead Independent Director.  The position of Lead Independent Director was created in 2008 upon the recommendation of the Nominating and Corporate Governance Committee of the Board.  The Board created this position because at the time of the retirement of the then Chairman, Dr. Paul Brown, the Board determined it to be in the best interest of the Company to ask Stephen Hansbrough, then President and Chief Executive Officer, to serve as Chairman of the Board.  At that time, and continuing to the present, the board believed that Mr. Hansbrough was best suited to serve as Chairman of the Board. (Since that time, Gino Chouinard assumed the role of President in addition to Chief Operating Officer and continues in that combined role today.)  In an effort to keep an independent director actively involved in an oversight capacity, the Board determined to name an independent director to the position of Lead Independent Director at any time the Chairman of the Board was also serving as Chief Executive Officer of the Company.  In connection with the creation of this position, corresponding provisions were added to the Company’s corporate governance guidelines.  Those provisions make clear that the Lead Independent Director presides at any time the Chairman is not present, presides over the executive sessions of the independent directors and actively collaborates with the Chairman and CEO to provide for appropriate discussion relating to strategies and operating issues.  The Lead Independent Director participates with the Chairman and CEO in the preparation for board meetings, suggesting agenda items as appropriate.

H. Christopher Owings October 14, 2010 Page 9

The Board of Directors believes that Mr. Hansbrough’s service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its shareowners.  Because of Mr. Hansbrough’s detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and the industry in which it operates, he is in the best position to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters.  As Mr. Hansbrough works with Mr. McLachlan, the Lead Independent Director, there is balance and independent corporate governance oversight.  The Board believes this is the right combination for the Company at this time given its size and current strategic business plans.  There is no requirement in the Company’s corporate guidelines that the positions of Chairman and Chief Executive must be combined, and the Board may conclude at a later date to separate those positions if that is in the best interests of the Company and its stockholders.”

Form 10-Q for the Quarterly Period Ended June 26, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Revenues, page 22

4.
We note your response to comment 8 of our September 17, 2010 letter and your disclosure on page 22 regarding the steps you have taken in response to the loss of insurance revenues. However, it does not appear that you have addressed whether you believe the loss of revenues related to insurance plan changes and cancellations is a trend that you expect to continue, how it may impact your plans to expand and/or how it may impact your available liquidity. Please provide us with proposed disclosure addressing these and any related issues. Refer to Item 303 of Regulation S-K and SEC Release 333-8350.

The Company will expand its disclosure in this regard in future filings to include something along the lines of the following:

“The Company expects revenues from insurance plans to remain stable for the remainder of 2010.  While there can be no assurance, it appears that the cancellations and reductions in benefits seen at the end of 2009 is not a trend that is continuing into 2010 and beyond.  The Company is currently negotiating 2011 benefits and rates with insurance plans and has reached tentative agreements with a number of these plans to offer new and/or expanded coverage in the future.  Accordingly, the Company expects revenues from insurance plans to increase during 2011 over 2010 levels.”

*     *     *     *

H. Christopher Owings October 14, 2010 Page 10

On behalf of the Company, we confirm that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle

cc:	Stephen J. Hansbrough Chairman and Chief Executive Officer HearUSA, Inc.